Exhibit 99.1

CorpBanca hereby informs that at the Ordinary Shareholders Meeting held on March 13th, 2014, it agreed to immediately distribute a dividend of $0.2597360038 per share, which represents an aggregate amount of 57% of the profits of CorpBanca for the fiscal year 2013.

The shareholders registered in the Shareholders Book of CorpBanca as of the end of day on March 7, 2014 shall have the right to receive the dividends. This date corresponds to the date that is 5 business prior to the date the payment was determined.

The aforementioned dividends will be available until Friday, March 21st, 2014 inclusive, at every branch of the Bank in Chile to the shareholders with the right to dividends.

As of March 24th, 2014 such dividends shall be available to the shareholders at the offices DCV Registros S.A., located at calle Huérfanos 770, piso 22, Santiago.

Santiago, March 2014

CEO
CorpBanca